Genesis Energy, L.P.

919 Milam, Suite 2100

Houston, TX 77002

713-860-2500

Fax: 713-860-2640

July 15, 2010

VIA EDGAR

Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Genesis Energy, L.P.

Registration Statement on Form S-3

Filed May 28, 2010

File No. 333-167189

Dear Ms. Parker:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 21, 2010 (the “Comment Letter”), with respect to the above captioned filings. For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment. We are concurrently filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”), which incorporates the revisions discussed below.

Unless the context requires otherwise, references to “we,” “us,” “our,” “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

General

1.

We note that you are registering “equity securities.” We believe that the term “equity securities” is too broad. See, e.g., Release No. 33-8591 n.524 (July 19, 2005). Please be more specific in identifying the names or classes of the securities you are registering.

U.S. Securities and Exchange Commission

July 15, 2010

Make applicable revisions throughout the registration statement and obtain a revised legal opinion that reflects these changes.

Response:

We have made the applicable revisions throughout Amendment No. 1 and have obtained a revised legal opinion, which is included in Amendment No.1 as Exhibit 5.1, reflecting the same.

Exhibit 5.1

2.	We note that the legal opinion includes a qualification regarding the potential affect of Sections 17-303 and 17-607 of the Delaware Revised Uniform Limited Partnership Act on the nonassessability of the securities. We also note your discussion on page 17 of the Form S-3 regarding deemed distributions of cash. We further note your discussion on page 4 of the Form S-3 regarding Limited Liability which states that “The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.” Please expand the risk factor section in the Form S-3 to include a discussion of these items and the nonassessability qualification found in your legal opinion relating to the securities that are being offered on this registration statement. In the new risk factor, please discuss the impact of the deemed distributions, if any. For example, if true, please disclose that investors may be liable for deemed distributions for which they did not actually receive cash.

Response:

We plan to file a Current Report on Form 8-K with the Commission, a copy of which is attached hereto as Annex A, to expand the risk factors and include a discussion of these items. This Current Report on Form 8-K along with our Annual Report on Form 10-K filed with the Commission on February 26, 2010 are expressly incorporated by reference in Amendment No. 1.

The Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-860-2516 (direct line) or 713-860-2640 (fax).

U.S. Securities and Exchange Commission

July 15, 2010

Very truly yours, GENESIS ENERGY, L.P.

By:	Genesis Energy, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere, Chief Financial Officer

cc:	J. Vincent Kendrick, Esquire

Akin Gump Strauss Hauer & Feld, LLP

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July     , 2010

GENESIS ENERGY, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-12295	76-0513049
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

919 Milam, Suite 2100, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 860-2500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Item 8.01.	Other Events

We are filing this Current Report on Form 8-K to revise, clarify and supplement our Risk Factors, including those contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”). The risk factors below should be considered together with the other risk factors described in the Annual Report and filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 after our Annual Report. Except as set forth below, there have been no material changes to the risks described in Part I, Item 1A, of the Annual Report. Unless otherwise mentioned or unless the context requires otherwise, all references in this Current Report on Form 8-K to “we,” “our,” “us” or similar terms refer to Genesis Energy, L.P. and its operating subsidiaries.

Risks Related to Our Partnership Structure

The following risk factors update and supplement the “Risks Related to Our Partnership Structure” included in the Annual Report.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable both for the obligations of the assignor to make contributions to the partnership that were known to the substituted limited partner at the time it became a limited partner and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states in which we do business or may do business in from time to time in the future. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitutes “control” of our business.

Tax Risks to Common Unitholders

The following risk factor updates the “Tax Risks to Common Unit Holders” included in the Annual Report.

Unitholders will be required to pay taxes on income (as well as deemed distributions, if any) from us even if they do not receive any cash distributions from us.

Unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income (as well as deemed distributions, if any,) even if unitholders receive no cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income (or deemed distributions, if any) or even the tax liability that results from that income (or deemed distribution).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENESIS ENERGY, L.P. (a Delaware limited partnership)

	By:	GENESIS ENERGY, LLC, as its sole general partner

Date: July , 2010	By:

Robert V. Deere Chief Financial Officer